UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(b), (c), and (d) and AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. ____)*

Grove, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

39959A106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

_____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39959A106	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS Gene Salkind (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 43,403 (2)
	6.	SHARED VOTING POWER 2,352,942 (1)
	7.	SOLE DISPOSITIVE POWER 43,403 (2)
	8.	SHARED DISPOSITIVE POWER 2,352,942 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,396,345 (1) (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6% (3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares of Common Stock of the Issuer titled Gene and Catherine Salkind as joint tendency with survivor rights.

(2) Includes options for the purchase of 43,403 the Issuer’s Common Stock exercisable within 60 days.

(3) Based on 16,378,006 shares of Common Stock as reported in the Issuer’s quarterly report as filed with the Commission on November 15, 2021 and 43,403 shares the Issuer’s Common Stock issuable upon the exercise of options.

CUSIP No. 39959A106	13G	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSONS Catherine Salkind (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 2,352,942 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 2,352,942 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,352,942
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.4% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares of Common Stock of the Issuer titled Gene and Catherine Salkind as joint tenancy with survivor rights.

(2) Based on 16,378,006 shares of Common Stock as reported in the Issuer’s quarterly report as filed with the Commission on November 15, 2021.

CUSIP No. 39959A106	13G	Page 4 of 6 Pages

Item 1.

	(a)	Name of Issuer: Grove, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1710 Whitney Mesa Drive

Henderson, NV  89014

Item 2.

	(a)	Name of Person Filing: Gene and Catherine Salkind

	(b)	Address of Principal Business Office or, if none, Residence:

1710 Whitney Mesa Drive

Henderson, NV  89014

(c)	Citizenship or Place of Organization: United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 39959A106

Item 3.	If this statement is filed pursuant to § 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________________.

CUSIP No. 39959A106	13G	Page 5 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Gene Salkind 2,396,345
Catherine Salkind 2,352,942

(b)	Percent of class: Gene Salkind 14.6% Catherine Salkind 14.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Gene Salkind 43,403

(ii)	Shared power to vote or to direct the vote: Gene Salkind 2,352,942 Catherine Salkind 2,352,942

(iii)	Sole power to dispose or to direct the disposition of: Gene Salkind 43,403

(iv)	Shared power to dispose or to direct the disposition of: Gene Salkind 2,352,942 Catherine Salkind 2,352,942

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

 Not Applicable.

CUSIP No. 39959A106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
(Date)

/s/ Gene Salkind
(Signature)

Gene Salkind
(Name/Title)

February 14, 2022
(Date)

/s/ Catherine Salkind
(Signature)

Catherine Salkind
(Name/Title)

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations ( see 18 U.S.C. 1001).